BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

March 4, 2009

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:      Beleza Luxury Goods, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 30, 2009
File No.  333-147141

We are writing in response to your comment letter of February 13, 2009.  Please see our corresponding responses below.

Risk Factors, page 4

1.  We have amended the risk factor titled “Potential of indebtedness” to read:

There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's debt obligations.

Interests of Named Experts and Counsel, page 14

2.  We have amended this section to include both consolidated financial statements for the years ended March 31, 2007 and March 31, 2008.

Industry Overview, page 21

3.  We updated our Industry Overview section. We will no longer be using Exhibit 99.3, First Research report and removed the following sentences:

Art Industry Overview
 “The world economy is in a free fall.”
“However, the art retail market sales have increased by 4.5% as of August 2008.”
“The U.S. house values have declined by 30% on average….”
“… art attendance and spending has increased by nearly $1 billion.”
“The market is increased to younger collector who are starting out small in dollar amount and are increase the education and purchase price in the art world.”
“There are approximately 6,000 art dealer industry includes stores with combined annual revenue of $4 billion.”

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

Cigar Industry Overview
We have added the footnote referencing the article from Associated Press and we have removed the term “fine” on page 22.

Certain Relationships and Related Transactions, page 24

4.  We have added to our registration statement “. We do not have this policy in writing.  Marcus Smith is sole director and officer and majority shareholder, therefore, has control that the policy is enforced.

 Unaudited Consolidated Financial Statements, page 27

5.  We have updated our quarterly financial statements for the period ending December 31, 2008.

Audited Consolidated Financial Statements, page 39.
Note 3 – Due from Shareholder, page 50

6.  In response to staff comment, we have disclosed the terms of the amounts due to and from shareholders. We have also reclassified due to shareholder under ‘Investing Activities’ and due  from shareholder under ‘Financing Activities’ in the Consolidated Statements of Cash Flows in accordance with SFAS 95.

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

7.  Our Independent Registered Public Accounting Firm has updated its consent based upon their report which was included in the filing.

8.  We do not wish to use the First Research report previously submitted.  We have removed from our exhibit listing and references to First Research.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121